THAICOM SATELLITE STATION
41/103 Rattanathibet Rd.,
THAICOM Nonthaburi 11000

Company Registration No. 163
Tel : (66-2) 591-0736-49 Fax : (66-2) 591-0705, 591-0706

May 22, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Shin Satellite Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-4527**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Satellite Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA 240/ 2002**

  Subject: Clarification on the news regarding merging with Loxley Information Service Co., Ltd.
  Date: May 22, 2002

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department, 414 Shinawatra Tower I, 13/F, Phahon Yotin Road, Samsen Nai, Phaya Thai, Bangkok 10400, Thailand in the enclosed self-addressed stamped envelope.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5561 or piyas@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
Date May 22, 2002

Ref No.SSA240/2002

May 22, 2002

Re : Clarification on the news regarding merging with Loxley Information Service Co., Ltd.

To: President of the Stock Exchange of Thailand

According to the news regarding CS Communication Co., Ltd., 99.49% indirectly owned by Shin Satellite Public Company Limited (the Company), intending to merge its internet business with that of Loxley Information Service Co., Ltd. (Loxley). The Company would like to clarify that it is considering the possibility including the advantages and disadvantages of such merger and has entered into discussion on the terms and conditions of such merger, but no agreement or Memorandum of Understanding has been signed or executed.

If there is any significant progress on this matter, the Company will inform to the Stock Exchange of Thailand.

Summary Translation Letter
To the Stock Exchange of Thailand
Date May 22, 2002

Ref No.SSA240/2002

May 22, 2002

Re : Clarification on the news regarding merging with Loxley Information Service Co., Ltd.

To: President of the Stock Exchange of Thailand

According to the news regarding CS Communication Co., Ltd., 99.49% indirectly owned by Shin Satellite Public Company Limited (the Company), intending to merge its internet business with that of Loxley Information Service Co., Ltd. (Loxley). The Company would like to clarify that it is considering the possibility including the advantages and disadvantages of such merger and has entered into discussion on the terms and conditions of such merger, but no agreement or Memorandum of Understanding has been signed or executed.

If there is any significant progress on this matter, the Company will inform to the Stock Exchange of Thailand.

THAICOM SATELLITE STATION
41/103 Rattanathibet Rd.,
THAICOM Nonthaburi 11000

Company Registration No. 163
Tel : (66-2) 591-0736-49 Fax : (66-2) 591-0705, 591-0706

May 14, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Shin Satellite Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-4527**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Satellite Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, FAD 146/ 2002**

  Subject: Submission of the Reviewed Financial Statements for the First Quarter of the Year 2002
  Date: May 13, 2002

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department, 414 Shinawatra Tower I, 13/F, Phahon Yotin Road, Samsen Nai, Phaya Thai, Bangkok 10400, Thailand in the enclosed self-addressed stamped envelope.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5561 or piyas@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
Date May 13, 2002

Ref No. FAD 146/2002

13th May 2002

Subject: Submission of the Reviewed Financial Statements for the First Quarter of the Year 2002

To: The President
Stock Exchange of Thailand

Enclosure: (1) One set of the Reviewed Financial Statements for the First Quarter of the Year 2002 - Thai Language Version
(2) One set of the Reviewed Financial Statements for the First Quarter of the Year 2002 - English Language Version

Shin Satellite Public Company Limited (the "Company") would like to submit its reviewed financial statements for the first quarter, ending March 31, 2002 together with an explanation of changes in operating results.

The Company reported a consolidated net profit for the first quarter of 2002 of Baht 389 million, an increase of Baht 110 million, or 39% over the first quarter of 2001 (Baht 279 million). This is an explanation of the changes in operating results of the consolidated financial statements.

1. The Company's consolidated revenue for the first quarter of 2002 amounted to Baht 1,303 million, an increase of Baht 73 million, or 6% over the first quarter of 2001 (Baht 1,230 million). This was due to:
   - continued growth of our Pro-Trunk service customer base, which led to Ku-Band utilization increasing to 52% from 47% and other related value-added services over the first quarter of 2001. Revenue from the transponder service business for the first quarter of 2002 amounted to Baht 968 million, an increase of Baht 24 million or 3% over the first quarter of 2001 (Baht 944 million).
   - intense price competition led to revenue from the Internet service business for the first quarter of 2002 amounted to Baht 92 million decreasing by Baht 12 million or 12% over the first quarter of the year 2001 (Baht 104 million). The Company maintained its prices, offering higher quality to compensate.
   - 240% growth of prepaid service subscribers in Cambodia supported by the expansion of telephone service areas. Revenue from telephone services in Cambodia for the first quarter of 2002 amounted to Baht 134 million, an increase of Baht 25 million or 23% over the first quarter of 2001 (Baht 109 million).

- Baht appreciation resulting in a foreign exchange gain amounting to Baht 31 million. Other income excluding sales and service income for the first quarter of 2002 amounted to Baht 108 million, an increase of Baht 36 million or 50% over the first quarter of 2001 (Baht 72 million).

2. The Company's consolidated expenses for the first quarter of 2002 amounted to Baht 831 million, a decrease of Baht 19 million or 2% over the first quarter of 2001 (Baht 850 million). This was due to:
   - the increase in the Company's revenue sharing rate from 10.5% to 15.5%. Cost of sales and service for the first quarter of 2002 amounted to Baht 669 million, an increase of Baht 70 million or 12% over the first quarter of 2001 (Baht 599 million).
   - Baht appreciation for the first quarter of 2002 compared to Baht depreciation for the first quarter of 2001. No foreign exchange loss was made in the first quarter of 2002, resulting in a decrease of Baht 102 million over the first quarter of 2001 (a foreign exchange loss of Baht 102 million)

3. The continued repayment of the loans and the redemption of the bonds, interest expenses for the first quarter of 2002 were Baht 74 million, a decrease of Baht 27 million or 27% over the first quarter of 2001 (Baht 101 million).

SHIN SATELLITE PUBLIC COMPANY LIMITED

INTERIM CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS (UNAUDITED)

31 MARCH 2002 AND 2001

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2286 9999, 2344 10
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwcglobal.com/thailand

AUDITOR'S REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders of Shin Satellite Public Company Limited

I have reviewed the accompanying consolidated and company balance sheets as at 31 March 2002 and the related consolidated and company statements of income, changes in shareholders' equity, retained earnings and cash flows for the three-month period ended 31 March 2002 of Shin Satellite Public Company Limited and its subsidiaries and of Shin Satellite Public Company Limited, respectively. These financial statements are the responsibility of the Company's management. My responsibility is to issue a report on these financial statements based on my review. The interim consolidated and company financial statements for the three-month period ended 31 March 2001, presented herewith for comparative purposes, were reviewed by another auditor in the same firm as myself whose report, dated 3 May 2001, expressed that she was not aware of any material modifications that should be made to these interim consolidated and company financial statements for them to be in conformity with generally accepted accounting principles.

I conducted my review in accordance with the auditing standard applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. I have not performed an audit, and, accordingly, I do not express an audit opinion.

Based on my review, nothing has come to my attention that causes me to believe that the interim consolidated and company financial statements for the three-month period ended 31 March 2002 are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

The consolidated and company financial statements for the year ended 31 December 2001 of Shin Satellite Public Company Limited and its subsidiaries and of Shin Satellite Public Company Limited were audited by another auditor in the same firm as myself in accordance with generally accepted auditing standards and the other auditor expressed an unqualified opinion on those statements in her report dated 11 February 2002. The consolidated and company balance sheets as at 31 December 2001, presented herewith for comparative purposes, are part of the financial statements which were audited and upon which a report was issued as stated above, and I have not performed any other auditing procedures subsequent to the date of that report.

PRASAN CHUAPHANICH
Certified Public Accountant
(Thailand) No. 3051
PricewaterhouseCoopers ABAS Limited

Bangkok
2 May 2002

Balance Sheets

	Notes	Consolidated		Company	
		Unaudited 31 March 2002 Baht'000	Audited 31 December 2001 Baht'000	Unaudited 31 March 2002 Baht'000	Audited 31 December 2001 Baht'000
ASSETS					
Current Assets					
Cash and cash equivalents		873,251	819,066	565,202	457,364
Investments		10,426	10,425	420	420
Trade accounts receivable and accrued income, net	4, 10	732,181	662,935	603,174	532,696
Amounts due from related parties	10	46	245	5,290	12,448
Short-term loans and advances to related parties	10	-	-	40,474	40,677
Inventories, net		42,173	39,790	30,790	23,340
Other current assets	10	364,550	349,620	302,535	300,076
Total Current Assets		2,022,627	1,882,081	1,547,885	1,367,021
Non-Current Assets					
Investments in subsidiaries and associates	5	535,849	477,237	858,090	792,740
Other investments		18,900	18,900	18,900	18,900
Property and equipment, net	6	6,431,911	5,664,444	5,154,432	4,452,726
Cost of satellite projects under the concession agreement, net	6	5,893,957	6,065,892	5,893,957	6,065,892
Deferred charges, net	6	90,362	100,386	85,046	96,340
Intangible assets, net	6	143,550	150,291	-	-
Other non-current assets, net		18,799	17,337	570	1,100
Total Non-Current Assets		13,133,328	12,494,487	12,010,995	11,427,698
Total Assets		15,155,955	14,376,568	13,558,880	12,794,719

Director ______________________ Director ______________________

Date ______________________

The notes to the interim consolidated and company financial statements on pages 9 to 24 are an integral part of these interim financial statements.

Balance Sheets

	Notes	Consolidated		Company	
		Unaudited 31 March 2002 Baht'000	Audited 31 December 2001 Baht'000	Unaudited 31 March 2002 Baht'000	Audited 31 December 2001 Baht'000
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities					
Short-term loans from financial institutions	7	3,042,818	2,509,966	3,042,818	2,509,966
Trade accounts payable	10	582,287	941,039	420,421	791,568
Amounts due to related parties	10	696	12	-	-
Current portion of long-term loans from parent company	10	71,386	178,508	-	-
Current portion of long-term borrowings	7	561,264	581,970	416,993	422,765
Current portion of long-term debentures	7	1,500,000	1,500,000	1,500,000	1,500,000
Foreign currency forward and swap contracts payable		216,126	200,335	216,126	200,334
Current portion of advances from customers	10	142,819	167,254	129,446	156,615
Accrued expenses	10	563,155	385,516	464,153	288,886
Other current liabilities		148,669	155,011	51,352	49,885
Total Current Liabilities		6,829,220	6,619,611	6,241,309	5,920,019
Non-Current Liabilities					
Long-term loans from parent companies	10	107,079	-	-	-
Long-term borrowings	7	1,770,205	1,687,208	625,663	617,685
Provision for liabilities	11	-	-	429,970	377,962
Advances from customers		10,814	12,828	10,814	12,828
Other liabilities		269,619	261,168	100,565	89,383
Total Non-Current Liabilities		2,157,717	1,961,204	1,167,012	1,097,858
Total Liabilities		8,986,937	8,580,815	7,408,321	7,017,877
Shareholders' Equity					
Share capital					
Authorized share capital - common stock	8	5,500,000	5,500,000	5,500,000	5,500,000
Issued and paid-up share capital - common stock		4,375,000	4,375,000	4,375,000	4,375,000
Premium on share capital		2,190,000	2,190,000	2,190,000	2,190,000
Foreign currency translation adjustment		4,794	20,339	4,794	20,339
Retained earnings (Deficit)					
Appropriated					
Legal reserve		27,578	27,578	27,578	27,578
Unappropriated		(446,813)	(836,075)	(446,813)	(836,075)
Total parent's shareholders' equity		6,150,559	5,776,842	6,150,559	5,776,842
Minority interest		18,459	18,911	-	-
Total shareholder's Equity		6,169,018	5,795,753	6,150,559	5,776,842
Total Liabilities and Shareholders' Equity		15,155,955	14,376,568	13,558,880	12,794,719

The notes to the interim consolidated and company financial statements on pages 9 to 24 are an integral part of these interim financial statements.

Statements of Income (Unaudited)

	Notes	Consolidated		Company	
		Unaudited 31 March 2002 Baht'000	Unaudited 31 March 2001 Baht'000	Unaudited 31 March 2002 Baht'000	Unaudited 31 March 2001 Baht'000
REVENUES	10				
Revenues from sales and services		1,193,985	1,157,702	980,921	960,048
Other income		13,138	7,834	9,430	20,223
Foreign exchange gain		30,511	-	33,118	-
Share of net profit of investments-equity method	5	64,935	64,068	28,887	41,849
Total revenues		1,302,569	1,229,604	1,052,356	1,022,120
EXPENSES	10				
Cost of sales and services		669,150	599,490	507,709	462,463
Selling and administrative expenses		161,816	147,349	102,347	92,635
Directors' remuneration		335	466	260	280
Foreign exchange loss		-	102,391	-	105,683
Total expenses		831,301	849,696	610,316	661,061
Profit before interest and tax		471,268	379,908	442,040	361,059
Interest expenses		(73,991)	(100,753)	(52,778)	(82,309)
Income tax		(8,467)	(684)	-	-
Profit before minority interest		388,810	278,471	389,262	278,750
Minority interest		452	279	-	-
Net profit for the period		389,262	278,750	389,262	278,750
Basic and diluted earnings per share (Baht)	3				
Net profit for the period		0.89	0.64	0.89	0.64

SHIN SATELLITE

The notes to the interim consolidated and company financial statements on pages 9 to 24 are an integral part of these interim financial statements.

Statements of Changes in Shareholders' Equity (Unaudited)

	Consolidated (Baht'000)						
	Issued and paid up share capital	Premium	Foreign currency translation adjustment	Legal reserve	Deficit	Minority interest	Total
Beginning balance 2002	4,375,000	2,190,000	20,339	27,578	(836,075)	18,911	5,795,753
Foreign currency translation adjustment	-	-	(15,545)	-	-	-	(15,545)
Net profit for the period	-	-	-	-	389,262	-	389,262
Minority interest decrease during the period	-	-	-	-	-	(452)	(452)
Ending Balance 31 March 2002	4,375,000	2,190,000	4,794	27,578	(446,813)	18,459	6,169,018
Beginning balance 2001	4,375,000	2,190,000	20,786	27,578	(2,399,223)	23,857	4,237,998
Foreign currency translation adjustment	-	-	7,507	-	-	-	7,507
Net profit for the period	-	-	-	-	278,750	-	278,750
Minority interest decrease during the period	-	-	-	-	-	(279)	(279)
Ending Balance 31 March 2001	4,375,000	2,190,000	28,293	27,578	(2,120,473)	23,578	4,523,976

	Company (Baht'000)						
	Issued and paid up share capital	Premium	Foreign currency translation adjustment	Legal reserve	Deficit	Minority interest	Total
Beginning balance 2002	4,375,000	2,190,000	20,339	27,578	(836,075)	-	5,776,842
Foreign currency translation adjustment	-	-	(15,545)	-	-	-	(15,545)
Net profit for the period	-	-	-	-	389,262	-	389,262
Ending Balance 31 March 2002	4,375,000	2,190,000	4,794	27,578	(446,813)	-	6,150,559
Beginning balance 2001	4,375,000	2,190,000	20,786	27,578	(2,399,223)	-	4,214,141
Foreign currency translation adjustment	-	-	7,507	-	-	-	7,507
Net profit for the period	-	-	-	-	278,750	-	278,750
Ending Balance 31 March 2001	4,375,000	2,190,000	28,293	27,578	(2,120,473)	-	4,500,398

The notes to the interim consolidated and company financial statements on pages 9 to 24 are an integral part of these interim financial statements.

Statements of Retained Earnings (Unaudited)

	Consolidated		Company	
	Unaudited 31 March 2002 Baht'000	Unaudited 31 March 2001 Baht'000	Unaudited 31 March 2002 Baht'000	Unaudited 31 March 2001 Baht'000
Appropriated retained earnings				
Legal reserve				
Beginning balance	27,578	27,578	27,578	27,578
Increase during the period	-	-	-	-
Ending balance	27,578	27,578	27,578	27,578
Unappropriated retained earnings (deficit)				
Beginning balance	(836,075)	(2,399,223)	(836,075)	(2,399,223)
Net profit for the period	389,262	278,750	389,262	278,750
Ending balance	(446,813)	(2,120,473)	(446,813)	(2,120,473)
Retained earnings (deficit), ending balance	(419,235)	(2,092,895)	(419,235)	(2,092,895)

The notes to the interim consolidated and company financial statements on pages 9 to 24 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited

Statements of Cash Flows (Unaudited)

For the three-month periods ended 31 March 2002 and 2001

	Notes	Consolidated		Company	
		Unaudited 31 March 2002 Baht'000	Unaudited 31 March 2001 Baht'000	Unaudited 31 March 2002 Baht'000	Unaudited 31 March 2001 Baht'000
Cash flows from operating activities	9	607,990	873,627	613,914	840,322
Cash flows from investing activities					
Loans to joint ventures		-	-	-	(4,384)
Payments for property and equipment		(1,125,339)	(167,484)	(1,057,663)	(134,854)
Payments for intangible assets		-	(4,975)	-	-
Payments for deferred charges		-	(2,138)	-	(2,138)
Proceeds from sales of property and equipment		3,794	60	3,794	22
Net cash payments from investing activities		(1,121,545)	(174,537)	(1,053,869)	(141,354)
Cash flows from financing activities					
Proceeds from loan from subsidiaries		-	-	-	10,000
Proceeds from short-term borrowings		1,417,015	426,848	1,417,015	-
Proceeds from long-term borrowings		41,718	-	-	-
Payments for short-term borrowings		(856,982)	(664,281)	(856,982)	(312,862)
Payments for long-term borrowings		(34,625)	(77,119)	(12,862)	(31,794)
Net cash receipts/(payments) from financing activities		567,126	(314,552)	547,171	(334,656)

The notes to the interim consolidated and company financial statements on pages 9 to 24 are an integral part of these interim financial statements.

Statements of Cash Flows (Unaudited) (Continued)

	Consolidated		Company	
	Unaudited 31 March 2002 Baht'000	Unaudited 31 March 2001 Baht'000	Unaudited 31 March 2002 Baht'000	Unaudited 31 March 2001 Baht'000
Net increase in cash on hand and cash equivalents	53,571	384,538	107,216	364,312
Cash and cash equivalents, beginning balance	819,066	729,114	457,364	542,550
Effects of exchange rate changes	614	25,158	622	25,158
Cash and cash equivalents, ending balance	873,251	1,138,810	565,202	932,020
Supplementary information for cash flows :				
Interest paid	40,288	32,992	17,919	6,545
Tax paid	958	-	-	-
Non-cash transactions				
Acquisition of property and equipment by debt	450,273	-	395,453	-

The notes to the interim consolidated and company financial statements on pages 9 to 24 are an integral part of these interim financial statements.

1 Accounting Policies

These interim consolidated and company financial statements are prepared in accordance with Thai Generally Accepted Accounting Principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued by the Institute of Certified Accountants and Auditors of Thailand and approved under law by the Board of Supervision of Auditing Practice appointed by the Minister of Commerce under the Auditor Act B.E. 2505, and the financial reporting requirements of the Securities and Exchange Commission. The primary financial statements (i.e. balance sheets, statements of income, changes in shareholders' equity, retained earnings and cash flows) are prepared in the full format as required by the Securities and Exchange Commission.

The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2001.

Costs that incur unevenly during the financial year are recognised as an expense or deferred in the interim report only if it would be also appropriate to recognise or defer such costs at the end of the financial year.

Income tax expense is recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

These interim financial statements should be read in conjunction with the 2001 annual financial statements.

2 Segment Information

Financial information by business segment

	For the three-month period ended 31 March 2002 (Baht '000)			
	Transponder services	Internet services	Telephone network	Group
Revenues	967,952	92,447	133,586	1,193,985
Segment results	357,908	(11,920)	37,086	383,074
Unallocated costs and expenses				(20,389)
Operating profit				471,268

	For the three-month period ended 31 March 2001 (Baht '000)			
	Transponder services	Internet services	Telephone network	Group
Revenues	944,161	104,667	108,874	1,157,702
Segment results	399,895	1,570	30,254	431,719
Unallocated costs and expenses				(21,321)
Operating profit				379,908

3 Earnings Per Share

Basic and diluted earnings per share is calculated by dividing the net income for the period attributable to shareholders by the weighted average number of ordinary shares in issue during the period.

	Consolidated		Company	
	31 March 2002	31 March 2001	31 March 2002	31 March 2001
Net profit for period attributable to shareholders (Bath'000)	389,262	278,750	389,262	278,750
Weighted average number of ordinary shares in issue (Thousand shares)	437,500	437,500	437,500	437,500
Basic and diluted earnings per share (Baht)	0.89	0.64	0.89	0.64

The warrants outstanding are in connection with the directors, employees and advisors share option plan and did not affect the diluted earnings per share since the average share price calculated from the date the warrants were granted to the reporting period was below the exercise price of the outstanding warrants.

4 Trade Accounts Receivable and Accrued Income, net

	Consolidated		Company	
	31 March 2002 Baht '000	31 December 2001 Baht '000	31 March 2002 Baht '000	31 December 2001 Baht '000
Trade accounts receivable				
-Third parties	862,806	829,686	539,503	510,824
-Related parties (Note 10)	1,382	1,327	1,628	1,103
Accrued income	276,403	240,168	273,791	232,517
Total trade accounts receivable and accrued income	1,140,591	1,071,181	814,922	744,444
Less Allowance for doubtful accounts	(408,410)	(408,246)	(211,748)	(211,748)
Total trade accounts receivable and accrued income, net	732,181	662,935	603,174	532,696

Outstanding trade accounts receivable from third parties can be aged as follows:

	Consolidated		Company	
	31 March 2002 Baht '000	31 December 2001 Baht '000	31 March 2002 Baht '000	31 December 2001 Baht '000
Not due	98,868	69,230	49,732	18,597
Up to 3 months	142,395	123,239	119,247	100,468
3-6 months	44,290	117,832	37,187	107,570
6-12 months	91,268	55,782	84,523	45,067
Over 12 months	485,985	463,603	248,814	239,122
	862,806	829,686	539,503	510,824
Less Allowance for doubtful accounts	(408,410)	(408,246)	(211,748)	(211,748)
	454,396	421,440	327,755	299,076

5 Investments in Subsidiaries and Associates

a) Long-term investments in subsidiaries and associates as at 31 March 2002 and 31 December 2001 are as follows:

	Consolidated		Company	
	31 March 2002 Baht '000	31 December 2001 Baht '000	31 March 2002 Baht '000	31 December 2001 Baht '000
Investments in subsidiaries	-	-	858,090	792,740
Investments in associates	535,849	477,237	-	-
Total long-term investments	535,849	477,237	858,090	792,740

b) Movements in investment in subsidiaries and associates for the three-month period ended 31 March 2002 comprise:

	Consolidated	Company
	31 March 2002 Baht '000	31 March 2002 Baht '000
Transactions during the three-month period ended 31 March 2002		
Opening net book value	477,237	792,740
Share of net results from investments	64,935	81,084
Exchange differences	(6,323)	(15,734)
Closing net book value	535,849	858,090

SHIN SATELLITE

5 Investments in Subsidiaries and Associates (continued)

c) The nature of investments in subsidiaries and associates can be summarised as follows:

Name	Business	Country	Currency
Lao Telecommunications Co., Ltd.	Providing fixed phone, mobile phone, international facilities, Internet and Paging services	Laos	Kip
Shenington Investments Pte Ltd. (Shenington)	Holding company	Singapore	S$
Shin Broadband Internet (Thailand) Co., Ltd. (SBI)	Providing Internet data center services	Thailand	Baht
iPSTAR Co., Ltd (iPSTAR)	Providing broadband satellite services	The British Virgin Islands	US$
C.S. Communications Co., Ltd. (CSC)	Providing Internet & satellite uplink downlink services	Thailand	Baht
Cambodia Shinawatra Co., Ltd.	Providing fixed phone and mobile phone	Cambodia	US$
C.S. Satellite Phone Co., Ltd.	Providing mobile personal communication services via satellite	Thailand	Baht

As at 31 March 2002, C.S. Satellite Phone Co., Ltd. and iPSTAR Co.,Ltd. (iPSTAR) have not yet commenced their normal operations.

d) Carrying value of investments in subsidiaries and associates

	Consolidated					
	31 March 2002					
	Paid up capital	Ownership interest (including indirect portion)	Cost	Accumulated share of net results of investments	Equity	Dividend
	Million	%	Million Baht	Million Baht	Million Baht	Million Baht
Associated company						
Lao Telecommunications Co., Ltd.	Kip 86,828	49	52.71	483.14	535.85	-

SHIN SATELLITE PUBLIC COMPANY LIMITED

5 **Investment in Subsidiaries and Associates (continued)**

d) Carrying value of investments in subsidiaries and associates (continued)

	Consolidated					
	31 December 2001					
	Paid up capital	Ownership interest (including indirect portion)	Cost	Accumulated share of net results of investments	Equity	Dividend
	Million	%	Million Baht	Million Baht	Million Baht	Million Baht
Associated company						
Lao Telecommunications Co., Ltd.	Kip 86,828	49	52.71	424.53	477.24	66.2

	Company					
	31 March 2002					
	Paid up capital	Ownership interest (including indirect portion)	Cost	Accumulated share of net results of investments	Equity	Dividend
	Million	%	Million Baht	Million Baht	Million Baht	Million Baht
Directly held by the Company						
Subsidiaries						
Shenington Investments Pte Ltd. (Shenington)	S$ 14.66	100	269.88	588.21	858.09	-
Shin Broadband Internet (Thailand) Co., Ltd. (SBI)	Baht 947.3	100	947.3	(947.3)	-	-
iPSTAR Co., Ltd (iPSTAR)	US$ 0.02	100	0.87	(11.91)	(11.04)	-
Indirectly held by the Company						
C.S. Communications Co., Ltd. (CSC)	Baht 970.00	99.5	965.1	(1,384.03)	(418.93)	-
Cambodia Shinawatra Co., Ltd.	US$ 17.00	100	-	-	-	-
C.S. Satellite Phone Co., Ltd.	Baht 125.00	80	-	-	-	-
Lao Telecommunications Co., Ltd.	Kip 86,828	49	-	-	-	-

5 Investment in Subsidiaries and Associates (continued)

d) Carrying value of investments in subsidiaries and associates (continued)

	Company					
	31 December 2001					
	Paid up capital	Ownership interest (including indirect Portion)	Cost	Accumulated share of net results of investments	Equity	Dividend
	Million	%	Million Baht	Million Baht	Million Baht	Million Baht
Directly held by the Company						
Subsidiaries						
Shenington Investments Pte Ltd. (Shenington)	S$ 14.66	100	269.88	522.86	792.74	59.6
Shin Broadband Internet (Thailand) Co., Ltd. (SBI)	Baht 947.3	100	947.3	(947.3)	-	-
iPSTAR Co., Ltd (iPSTAR)	US$ 0.02	100	0.87	(12.06)	(11.19)	-
Indirectly held by the Company						
C.S. Communications Co., Ltd. (CSC)	Baht 970.00	99.5	965.1	(1,331.87)	(366.77)	-
Cambodia Shinawatra Co., Ltd.	US$ 17.00	100	-	-	-	-
C.S. Satellite Phone Co., Ltd.	Baht 125.00	80	-	-	-	-
Lao Telecommunications Co., Ltd.	Kip 86,828	49	-	-	-	66.2

6 Capital Expenditure and Commitments

	Consolidated (Baht '000)			
	Property and equipment	Cost of satellite projects under the concession agreement	Deferred charges	Intangible assets
Transaction during the three-month period ended 31 March 2002				
Opening net book value	5,664,444	6,065,892	100,386	150,291
Additions	862,382	-	-	-
Disposals, net	(3,583)	-	(61)	-
Depreciation/amortisation charge	(65,474)	(175,571)	(11,683)	(6,741)
Exchange differences	(20,691)	-	(7)	-
Transfer	(5,167)	3,636	1,727	-
Closing net book value	6,431,911	5,893,957	90,362	143,550
As at 31 March 2002				
Cost	7,562,362	10,594,753	238,191	209,543
Less Accumulated depreciation/amortisation	(1,130,451)	(4,700,796)	(147,829)	(65,993)
Net book value	6,431,911	5,893,957	90,362	143,550

	Company (Baht '000)		
	Property and equipment	Cost of satellite projects under the concession agreement	Deferred charges
Transaction during the three-month period ended 31 March 2002			
Opening net book value	4,452,726	6,065,892	96,340
Additions	743,359	-	-
Disposals, net	(3,583)	-	(61)
Depreciation/amortisation charge	(34,434)	(175,571)	(11,233)
Transfer	(3,636)	3,636	-
Closing net book value	5,154,432	5,893,957	85,046
As at 31 March 2002			
Cost	5,608,473	10,594,753	212,328
Less Accumulated depreciation/amortisation	(454,041)	(4,700,796)	(127,282)
Net book value	5,154,432	5,893,957	85,046

6 Capital Expenditure and Commitments (continued)

Capital expenditure commitments

Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements is as follows:

	Consolidated	
	31 March 2002 Currency '000	31 December 2001 Currency '000
Property and equipment and property and equipment under the concession agreement		
US Dollars	112,561	127,116
Norwegian Kroner	16,555	267
Thai Baht	-	4,100

7 Borrowings

	Consolidated		Company	
	31 March 2002 Baht '000	31 December 2001 Baht '000	31 March 2002 Baht '000	31 December 2001 Baht '000
Current	5,104,082	4,591,936	4,959,811	4,432,731
Non-current	1,770,205	1,687,208	625,663	617,685
Total borrowings	6,874,287	6,279,144	5,585,474	5,050,416

The movements in the borrowings can be analyzed as follows:

	Consolidated Baht '000	Company Baht '000
For the three-month period ended 31 March 2002		
Opening net book value	6,279,144	5,050,416
Proceeds from short-term borrowings	1,417,015	1,417,015
Proceeds from long-term borrowings	90,247	999
Repayment of borrowings	(891,607)	(869,845)
Discounted bills of exchange	19,844	19,844
Realized gain on exchange	(8,554)	(8,554)
Unrealized gain on exchange	(24,401)	(24,401)
Exchange differences	(7,401)	-
Closing net book value	6,874,287	5,585,474

As at 31 March 2002, the Company had provided guarantees relating to borrowings of a subsidiary amounting to Baht 811 million (31 December 2001: Baht 789 million).

Credit facilities

The available credit facilities for loans from local and overseas banks as at 31 March 2002 were Baht 1,092 million and US$ 25 million.

8 Share Capital and Premium

	For the three-month period ended 31 March 2002			
	Number of shares Thousand shares	**Ordinary shares Baht '000**	**Share premium Baht '000**	**Total Baht '000**
Issued and paid-up share capital				
Beginning balance	437,500	4,375,000	2,190,000	6,565,000
Issue of shares	-	-	-	-
Closing balance	437,500	4,375,000	2,190,000	6,565,000

On 19 December 2001, an Extraordinary General Meeting of shareholders approved the issuance and offer of warrants to directors, employees and advisors of the Company under an Employees Shares Option Program ("ESOP"). The total number of warrants to be issued and offered during the 5-year period is approximately 21.87 million units, or approximately 21.87 million ordinary shares (at par value of Baht 10 each), or approximately 5% of total paid-up capital (before dilution), are to be reserved for the exercise of rights pursuant to the warrants. Each annual issuance and offer is subject to approval by the Shareholders Meeting.

On 26 March 2002, the Board of Directors meeting approved the issuance and offering of 8 million warrants, or equivalent to 1.83% of the Company's total paid up share capital (before dilution) to directors, employees and advisors whose are eligible for such allocation. The warrants are in registered form and non-transferable. Term of warrant is not exceeding 5 years and there is no offering price. The Security and Exchange Commission of Thailand approved this offer on 13 March 2002.

Warrants were granted to directors and employees on 27 March 2002 at Baht nil per unit. The exercise price is set at Baht 26.75 per unit, which is the share closing price as of 26 March 2002. Movements in the number of warrants outstanding are as follows:

	Unit Thousand
For the three month period ended 31 March 2002	
At beginning of period	-
Granted to	
- directors	4,129
- employees	3,871
Exercised	-
At end of period	8,000
At the end of 31 March 2002	
Directors	4,129
Employees	3,871
	8,000

Additionally, Shin Corporation Public Company Limited, a major shareholder, granted its warrants to a director of the Company of 3,244,500 units at Baht nil per unit. The warrants are in registered form and non-transferable. Term of warrant is not exceeding 5 years and there is no offering price. The exercise price is set at Baht 17.80 per unit, which is Shin Corporation's share closing price as of 26 March 2002.

9 Cash Flows from Operating Activities

Reconciliation of net profit to cash flow from operating activities for the three-month periods ended 31 March :

	Consolidated		Company	
	31 March 2002 Baht '000	31 March 2001 Baht '000	31 March 2002 Baht '000	31 March 2001 Baht '000
Net profit	389,262	278,750	389,262	278,750
Adjustments for:				
Depreciation and amortization of property and equipment	65,474	58,265	34,434	29,007
Allowance for doubtful accounts	164	15,775	-	5,810
Write off of withholding tax	5,603	-	5,603	-
Amortization of costs of satellite projects	175,571	175,551	175,571	175,551
Amortization of deferred charges	11,683	11,037	11,233	10,844
Amortization of intangible assets	6,741	6,626	-	-
Discounted bills of exchange	19,844	16,262	19,844	16,141
Loss (profit) on sale of property and equipment	(150)	(4)	(150)	12
Unrealized loss (gain) on exchange rate	(5,193)	96,311	(9,028)	102,090
Realized gain on exchange rate	(8,554)	(21,346)	(8,554)	(21,346)
Minority interest	(452)	(279)	-	-
Net result from subsidiaries, associates and joint venture	(64,935)	(64,068)	(28,887)	(41,849)
Changes in operating assets and liabilities				
- trade accounts receivable and accrued income	(69,410)	22,633	(70,478)	14,414
- amounts due from related parties	200	-	7,158	17,021
- inventories	(2,580)	(32,701)	(7,450)	(26,395)
- other current assets	(20,533)	7,871	(8,063)	2,378
- other non-current assets	(1,462)	(4,081)	530	-
- trade accounts payable and accrued expenses	134,190	234,663	119,423	214,941
- amounts due to related parties	684	2,252	-	-
- advances from customers	(26,449)	90,142	(29,183)	88,021
- other current liabilities	(13,205)	(700)	1,467	(6,917)
- other non-current liabilities	11,497	(19,332)	11,182	(18,151)
Cash generated from operations	607,990	873,627	613,914	840,322

10 Related Party Transactions

The Company is controlled by Shin Corporation Public Company Limited (incorporated in Thailand) which owns 51.53% of the Company's shares. Transactions related to Shin Corporation Public Company Limited are recognised as related party to the Company.

Sales and services to related parties were carried out on normal commercial terms and conditions, which are the same as for other customers. Transactions between the Company and Codespace Inc. were carried out based on hourly rates plus reimbursement of actual expenses.

The Group has transactions with related parties for the three-month periods ended 31 March 2002 and 2001 as follows:

a) Revenues

	Consolidated		Company	
	31 March 2002 Baht '000	31 March 2001 Baht '000	31 March 2002 Baht '000	31 March 2001 Baht '000
The parent company				
Sales and services income	209	71	-	-
Subsidiaries				
Sales and services income	-	-	23,243	4,875
Other operating income	-	-	6,231	2,148
Associates				
Sales and services income	1,134	130	1,134	130
Joint ventures				
Sales and services income	-	-	-	22,533
Other operating income	-	-	-	11,399
Related parties				
Sales and services income	30,808	29,787	28,537	28,338

10 Related Party Transactions (continued)

b) Expenses

	Consolidated		Company	
	31 March 2002 Baht '000	31 March 2001 Baht '000	31 March 2002 Baht '000	31 March 2001 Baht '000
The parent company				
Other expenses	8,036	6,717	8,001	6,717
Interest expense	2,185	2,215	-	-
Subsidiaries				
Purchase of goods and services	-	-	15,618	-
Other expenses	-	-	688	-
Interest expense	-	-	-	60
Joint ventures				
Purchase of goods and services	-	-	-	26,775
Other expenses	-	-	-	222
Related parties				
Purchase of goods and services	28,049	21,450	2,035	1,924
Other expenses	4,313	3,978	1,655	1,904
Purchase of fixed assets	-	431	-	431
Payment for work in progress	53,688	43,959	53,688	43,959

10 Related Party Transactions (continued)

c) Outstanding balance arising from sales/purchases of goods/services/ and expenses

	Consolidated		Company	
	31 March 2002 Baht '000	31 December 2001 Baht '000	31 March 2002 Baht '000	31 December 2001 Baht '000
Trade accounts receivable - related parties				
The parent company	-	61	-	-
Subsidiaries	-	-	1,341	994
Associates	258	109	258	109
Related parties	1,124	1,157	29	-
Total trade accounts receivable - related parties	1,382	1,327	1,628	1,103
Amounts due from - related parties				
Subsidiaries	-	-	5,244	12,202
Associates	-	192	-	192
Related parties	46	53	46	54
Total amounts due from - related parties	46	245	5,290	12,448
Interest receivable - related parties				
Subsidiaries	-	-	1,511	1,163
Accrued income - related parties				
The parent company	102	-	102	-
Subsidiaries	-	-	7,128	807
Associates	4	-	4	-
Related parties	13,370	13,420	13,370	13,420
Total accrued income - related parties	13,476	13,420	20,604	14,227
Trade accounts payable - related parties				
The parent company	3,371	3,553	3,371	3,374
Subsidiaries	-	-	9,266	34,341
Related parties	11,926	11,519	1,300	883
Total trade accounts payable - related parties	15,297	15,072	13,937	38,598
Amounts due to - related parties				
The parent company	12	12	-	-
Related parties	684	-	-	-
Total amounts due to - related parties	696	12	-	-
Accrued expenses-related parties				
The parent company	4,932	3,660	482	1,410
Subsidiaries	-	-	8,096	6,223
Related parties	18,714	3,466	18,422	458
Total accrued expenses - related parties	23,646	7,126	27,000	8,091
Advance from related parties				
Subsidiaries	-	-	7,547	8,686

10 Related Party Transactions (continued)

d) Short-term loans and advances to related parties

	Consolidated		Company	
	31 March 2002 Baht '000	31 December 2001 Baht '000	31 March 2002 Baht '000	31 December 2001 Baht '000
Short-term loans and advances to related parties				
Subsidiaries	-	-	40,474	40,677
Total short-term loans and advances to related parties	-	-	40,474	40,677

The movements of short-term loans and advance to related parties can be analyzed as follows:

	Consolidated Baht '000	Company Baht '000
For the three-month period ended 31 March 2002		
Beginning balance	-	40,677
Exchange differences	-	(203)
Ending balance	-	40,474

The loans to subsidiaries bear interest at 4.5-5.0% per annum. The term of repayment is at call.

As at 31 March 2002, the Company had outstanding balance of advance to related parties amounting to Baht 11.7 million (31 December 2001 : Baht 11.9 million)

e) Long-term loans from parent company

	Consolidated		Company	
	31 March 2002 Baht '000	31 December 2001 Baht '000	31 March 2002 Baht '000	31 December 2001 Baht '000
Current	71,386	178,508	-	-
Non-current	107,079	-	-	-
Total long-term loans from parent company	178,465	178,508	-	-

The movements of long-term loans from parent company can be analyzed as follows:

	Consolidated Baht '000	Company Baht '000
For the three-month period ended 31 March 2002		
Beginning balance	178,508	-
Unrealized loss on exchange	2,109	-
Exchange differences	(2,152)	-
Ending balance	178,465	-

The loans from Shin Corporation Plc. carry interest at 6.5% per annum. The term of repayment is semi-annually with 5 consecutive installments. The first installment is due in September 2002 (31 December 2001 : The term of repayment was at call). The loans were made directly to a subsidiary.

f) Warrants granted to directors (Note 8)

10 Related Party Transactions (continued)

g) Director remuneration

During the three-month period ended 31 March 2002, the remuneration of directors was Baht 0.33 million (31 March 2001: Baht 0.47 million). Directors' remuneration represents meetings fee and gratuities as approved by the shareholders of the Group and the Company in their Annual General Meeting.

h) Commitments with related parties

Guarantees

As at 31 March 2002, the Company has outstanding guarantees relating to long-term loans of its subsidiary amounting to Baht 811 million (31 December 2001: Baht 789 million).

11 Provision for liabilities

The Company has provided a loan guarantee in respect of bank loans of CSC amounting to Baht 811 million. Accordingly, the Company recognised the net deficit of CSC in full at 31 March 2002 and 31 December 2001 to reflect the extent of this obligation.

For the period ended 31 March 2002 and for the year ended 31 December 2001, iPSTAR has negative shareholders' equity and the Company has recognised a provision for liabilities on its investment in iPSTAR.

The movements of provision for liabilities in respect of CSC and iPSTAR during the period ended 31 March 2002 are as follows:

	Company 2002 Baht'000
Opening net book value	(377,962)
Share of loss during the period	(52,197)
Exchange differences	189
Closing net book value	(429,970)

12 Contingencies

a) Bank guarantees

The Group had contingencies with banks whereby the banks issued letters of guarantee in respect of business contracts and others for the following amounts:

		Consolidated		Company	
	Currency	31 March 2002 '000	31 December 2001 '000	31 March 2002 '000	31 December 2001 '000
Minimum concession fee to Ministry of Transport and Communications	Baht	40,000	70,000	40,000	70,000
Satellite space segment leasing of customers	Baht	3,360	3,360	3,360	3,360
	US$	8,450	8,250	8,450	8,250
	AU$	1,028	1,028	1,028	1,028
Satellite space segment leasing with suppliers	Euro	92	92	92	92
ICO Gateway	Baht	10,000	10,000	-	-
Others	Baht	14,627	15,014	4,547	4,494

b) Contigencies in respect of lease payment of Lao Telecommunications

The Group's share of results of Lao Telecommunications Co., Ltd. ("LTC") for the year ended 31 March 2002 has been adjusted to account for an estimated operating lease payment required to be paid by LTC to the Government of the Lao PDR. However, it does not include adjustment for a disputed amount of US$ 0.6 million per annum. The cumulative disputed amount for the period from 1996 to 31 March 2002 is US$ 2.53 million (net of income tax of 20%). This amount has been claimed by the Government of the Lao PDR from LTC for lease expenses and is presently under negotiation between the parties concerned. A provision has not been made in these financial statements, as management believes that the results of the negotiation will be favorable to the Company.

c) Tax fine for the importation of the telecommunications equipment

C.S. Communications Co., Ltd. (CSC) a subsidiary, was investigated by the Customers department relating to the payment of import duties on the import of telecommunications equipment in 1997. The investigation was completed in March 2002. The outcome of the investigation will not have any material adverse effect on CSC.

13 Presentation of comparative information

The comparative figures have been amended to conform with reclassification in the financial statements for the current period.